Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Annual Report and, if not defined in the Annual Report, the Registration Statement on Form F-4 declared effective by the Securities and Exchange Commission (the “SEC”) on March 16, 2026. Unless the context otherwise requires, the “Company” refers to CoinShares PLC and “CoinShares” refers to CoinShares International Limited and its subsidiaries prior to the Closing Date.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

CoinShares is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination.

The historical financial information of CoinShares PLC was derived from the audited financial statements of CoinShares PLC as of December 31, 2025 and for the period from August 29, 2025 (inception) through December 31, 2025. The historical financial information of Vine Hill was derived from the audited financial statements of Vine Hill as of and for the year ended December 31, 2025 included within Vine Hill’s Form 10-K filed with the SEC on March 27, 2026. The historical financial information of CoinShares was derived from the audited consolidated financial statements of CoinShares as of and for the year ended December 31, 2025, included elsewhere in this Report. This information should be read together with CoinShares’ historical financial statements and related notes, CoinShares’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Vine Hill’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Vine Hill’s Form 10-K filed with the SEC on March 27, 2026, and other financial information included elsewhere in this Annual Report.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 assumes that the Business Combination and related transactions occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations and comprehensive income for the year ended December 31, 2025 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2025.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On March 31, 2026 (the “Closing Date”), CoinShares PLC, a public company limited by shares organized under the laws of Jersey (f/k/a Odysseus Holdings Limited, the “Company” or “Holdco”), consummated its previously announced business combination (the “Business Combination”) pursuant to Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among the Company, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CoinShares”), Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”).

Pursuant to the Business Combination Agreement, (a) Vine Hill merged with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of the Company (the “SPAC Merger”) and with each Vine Hill shareholder receiving one no par value ordinary share of the Company (each, a “Ordinary Share”) for each Vine Hill Class A ordinary share (each, a “Vine Hill Class A Share”), (b) among other things, SPAC Merger Sub acquired CoinShares, with such acquisition being effected by the exchange of all ordinary shares £0.000495 each in CoinShares’ share capital (each, a “CoinShares Share”) for Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), pursuant to which CoinShares became a direct, wholly-owned subsidiary of SPAC Merger Sub, and (c) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in Vine Hill’s trust account held for the benefit of its public shareholders (the “Trust Account”) to the Company and will be liquidated, each as more fully described in the final prospectus of the Company and definitive proxy statement of Vine Hill, dated March 16, 2026 (the “Proxy Statement/Prospectus”), which was filed with the SEC. Following the consummation of the transactions contemplated by the Business Combination Agreement, SPAC Merger Sub was liquidated. As a result of the Business Combination, CoinShares became wholly-owned subsidiaries of the Company and the Company has become a publicly traded company.

In connection with the Business Combination, (i) one day prior to the effective time of the SPAC Merger, Vine Hill Capital Sponsor I LLC (the “Sponsor”) forfeited to Vine Hill for no consideration Class B ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class B Share”) held by it and (ii) the Sponsor forfeited to Vine Hill for no consideration all of the warrants to purchase Vine Hill Class A Shares purchased by the Sponsor in a private placement concurrent with Vine Hill’s initial public offering (the “Vine Hill Private Warrants”), upon which forfeiture the Vine Hill Private Warrants were cancelled.

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the conversion of the Vine Hill Class B Shares) converted into one Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) was assumed by the Company as a public warrant of the Company (each, a “Warrant”), having substantially the same terms and conditions and exercisable for Ordinary Shares.

As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement, (w) each CoinShares Share that was issued and outstanding (other than the PIPE Shares (as defined below)) was exchanged for the number of Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Shares (each, a “CoinShares Option”) that was issued and outstanding and had vested pursuant to its terms was converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that was unvested was converted into an option to purchase a number of Ordinary Shares (each a “Company Option”) equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Ordinary Share issuable upon exercise of each such converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CoinShares Option prior to conversion; and (z) each PIPE Share was exchanged for one Ordinary Share. “Fully Diluted Equity Securities” means (a) CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise.

PIPE Investment

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, CoinShares and the Company entered into a subscription agreement with an institutional investor (the “PIPE Investor” and, such subscription agreement, the “PIPE Subscription Agreement”). Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CoinShares Shares from CoinShares (the “PIPE Investment Shares” and, such investment, the “PIPE Investment”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CoinShares Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares” and together with the PIPE Investment Shares, the “PIPE Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor was permitted to elect to reduce the number of PIPE Investment Shares that it was obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the extraordinary general meeting of Vine Hill held to approve the Business Combination (the “Extraordinary General Meeting”) and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). The PIPE Investor held and did not submit for redemption 102,020 Vine Hill Class A Shares, purchased 4,897,980 PIPE Investment Shares immediately prior to the effective time of the Scheme of Arrangement and was also issued the 1,666,667 Commitment Fee Shares immediately prior to the effective time of the Scheme of Arrangement.

Per the terms of Vine Hill’s letter agreement with its placement agent, the placement agent was entitled to a contingent cash placement fee of 5% of proceeds raised in any financings related to the Business Combination (the “Placement Fee”). As a result, the net proceeds of $46.2 million, net of $2.8 million in cash transaction costs related to the Placement Fee and other related transaction costs, are allocated to the Holdco Ordinary Shares. Refer to adjustment B below for the impact on the unaudited pro forma condensed combined financial information.

Forfeiture of Founder Shares and Private Placement Warrants

Pursuant to the Sponsor Support Agreement dated September 8, 2025, immediately prior to the closing of the Business Combination, the Sponsor irrevocably forfeited and surrendered 2,933,333 Sponsor Forfeited Shares for no consideration as a contribution to the capital of Vine Hill. Additionally, pursuant to the Sponsor Agreement, one day prior to the SPAC Effective Time, each of the 5,500,000 Vine Hill Private Warrants held by the Sponsor were automatically surrendered to Vine Hill for no consideration and immediately cancelled by Vine Hill. Refer to adjustment G below for the impact of the forfeitures of the Founder Shares and Vine Hill Private Warrants on the unaudited pro forma condensed combined financial information.

Anticipated Accounting Treatment

CoinShares is treated as the “acquirer” and Vine Hill is treated as the “acquiree” for financial reporting purposes given that the operations of the combined company comprise the operations of CoinShares’, CoinShares’ existing shareholders are the largest shareholder group of the combined company, and CoinShares’ executive management becomes the executive management of the combined company. Further, CoinShares’ existing shareholders have the majority voting equity interests of the post-combination company, one of CoinShares’ existing shareholders has the largest single minority voting interest in the post-combination company, CoinShares’ existing senior management team comprises the senior management of the post-combination company, the post-combination company assumes CoinShares’ name, and from an employee base and business operation standpoint CoinShares is the larger entity in terms of relative size. Additionally, influence on the board of directors is split between CoinShares and Vine Hill because, while Vine Hill nominated three of the five directors, they were subject to the acceptance of CoinShares’ CEO and Chairman. Under this method of accounting, the Business Combination will be accounted for as a reverse recapitalization, with the net assets of CoinShares being stated at historical cost with no goodwill or other intangible assets recorded. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, accompanied by a recapitalization.

Business Combination Approval

The Extraordinary General Meeting of shareholders of Vine Hill was held on March 27, 2026, where the Vine Hill’s shareholders considered and approved, among other matters, a proposal to approve the Business Combination Agreement and the transactions contemplated thereby. In connection with the Extraordinary General Meeting, holders of 20,707,319 Public Shares exercised their right to redeem those shares for a pro rata portion of the cash in the Vine Hill Trust Account, which equaled approximately $10.71 per share, for an aggregate of approximately $221.8 million.

The following summarizes the pro forma outstanding shares:

	Shares	%
CoinShares Shareholders(1) (2)	119,522,880	90.7%
Vine Hill Public Shareholders(3)(4)	1,292,681	1.0%
Sponsor(5)(6)	4,400,001	3.3%
PIPE Investor(7)	6,564,647	5.0%
Pro forma Holdco Ordinary Shares	131,780,209	100.0%

(1)	Excludes shares underlying 430,038 Unvested CoinShares Options.

(2)	Calculated as the number of issued and outstanding CoinShares Shares as of March 26, 2026 of 65,538,673, excluding 1,139,537 shares held in treasury by CoinShares, and 430,038 shares underlying Unvested CoinShares Options multiplied by an Equity Exchange Ratio of approximately 1.8237.

(3)	Reflects the redemption of 20,707,319 Vine Hill Public Shares in conjunction with the Extraordinary General Meeting held on March 27, 2026.

(4)	Excludes 10,999,993 Vine Hill Public Shares underlying the Vine Hill Public Warrants.

(5)	Excludes 5,500,000 Vine Hill Public Shares underlying 5,500,000 Vine Hill Private Warrants, which have been forfeited one day prior to the close of the Business Combination.

(6)	Excludes the 2,993,333 Sponsor Forfeited Shares which have been forfeited immediately prior to the close of the Business Combination.

(7)	Includes the subscription and purchase of 4,987,980 PIPE Investment Shares for a purchase price of $10.00 per share, plus 1,666,667 Commitment Fee Shares in consideration of the PIPE Subscription Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(in thousands, except share and per share amounts)

	CoinShares International Limited	CoinShares PLC f/k/a Odysseus Holdings Limited	Vine Hill Capital Investment Corp.	Dividend Payable (Note 3)		PIPE Financing (Note 3)		Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$64,243	$31	$92	$(21,500)	A	$46,167	B	$13,844	C	$49,495
								(35,562)	D
								(2,340)	E
								(15,480)	F
Digital assets - held for operations	3,974,713	—	—	—		—		—		3,974,713
Digital assets - held as treasury	33,354	—	—	—		—		—		33,354
Digital asset exchange traded products	1,145,428	—	—	—		—		—		1,145,428
Trade receivables	3,491	—	—	—		—		—		3,491
Digital asset receivables, net of allowance	108,517	—	—	—		—		—		108,517
Prepaids and other current assets	13,326	30	201	—		—		(3,837)	D	9,720
Total current assets	5,343,072	61	293	(21,500)		46,167		(43,375)		5,324,718
Property and equipment, net	366	—	—	—		—		—		366
Operating right of use assets	2,957	—	—	—		—		—		2,957
Goodwill	2,820	—	—	—		—		—		2,820
Other intangible assets, net	11,897	—	—	—		—		—		11,897
Investments	18,850	—	—	—		—		—		18,850
Other non-current assets	2,316	—	—	—		—		—		2,316
Investments held in Trust Account	—	—	233,705	—		—		(219,861)	C	—
								(13,844)	C
Total assets	$5,382,278	$61	$233,998	$(21,500)		$46,167		$(277,080)		$5,363,924

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
XBT Certificate Liabilities	$2,465,007	$—	$—	$—		$—		$—		$2,465,007
XBT CS Physical Certificate Liabilities	1,279	—	—	—		—		—		1,279
CS Physical Certificate Liabilities	2,041,154	—	—	—		—		—		2,041,154
Digital asset payables	168,374	—	—	—		—		—		168,374
Amounts due to brokers	169,086	—	—	—		—		—		169,086
Trade and other payables	28,400	62	12	—		—		(961)	D	17,216
								(10,297)	F
Notes payable, current	3,151	—	—	—		—		—		3,151
Notes payable – related party	—	—	250	—		—		—		250
Other current liabilities	—	—	321	—		—		—		321
Operating lease liability, current portion	1,347	—	—	—		—		—		1,347
Deferred compensation - related parties	—	—	1,045	—		—		(1,045)	D	—
Total current liabilities	4,877,798	62	1,628	—		—		(12,303)		4,867,185
Operating lease liability, net of current portion	1,528	—	—	—		—		—		1,528
Other non-current liabilities	1,012	—	—	—		—		—		1,012
Notes payable, non-current	24,973	—	—	—		—		—		24,973
Deferred legal fees	—	—	2,094	—		—		(2,094)	D	—
Total liabilities	4,905,311	62	3,722	—		—		(14,397)		4,894,698

Commitments and contingencies:
Class A ordinary shares subject to possible redemption; 22,000,000 shares outstanding at $10.62 per share at December 31, 2025	—	—	233,705	—		—		(221,763)	C	—
								(11,942)	G

Shareholders’ Equity (Deficit):
Ordinary shares, £0.000495 par value; 200,000,000 shares authorized at December 31, 2025; 66,678,210 shares issued as of December 31, 2025; 65,538,653 shares outstanding as of December 31, 2025	44	—	—	—		4	B	(48)	H	—
Ordinary shares, no par value; 200,000,000 shares authorized and 150 shares issued and outstanding at December 31, 2025	—	150	—	—		—		48	H	12,141
								11,943	G
Preference shares, $0.0001 par value; 1,000,000 authorized shares; none issued or outstanding at December 31, 2025	—	—	—	—		—		—		—
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized shares; none issued or outstanding at December 31, 2025 (excluding 22,000,000 shares subject to possible redemption)	—	—	—	—		—		—		—
Class B ordinary shares, $0.0001 par value, 20,000,000 authorized shares; 7,333,334 shares issued and outstanding at December 31, 2025	—	—	1	—		—		(1)	G	—
Additional paid-in capital	29,203	—	—	—		46,163	B	(34,659)	D	37,277
								(3,430)	I
Accumulated other comprehensive income	16,671	—	—	—		—		—		16,671
Retained earnings (accumulated deficit)	431,049	(151)	(3,430)	(21,500)	A	—		1,902	C	403,137
								(640)	D
								(2,340)	E
								(5,183)	F
								3,430	I
Total shareholders’ equity (deficit)	476,967	(1)	(3,429)	(21,500)		46,167		(28,978)		469,226
Total liabilities and shareholders’ equity (deficit)	$5,382,278	$61	$233,998	$(21,500)		$46,167		$(277,080)		$5,363,924

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

(in thousands, except share and per share amounts)

	CoinShares International Limited	CoinShares PLC f/k/a Odysseus Holdings Limited	Vine Hill Capital Investment Corp.	PIPE Financing (Note 3)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Revenue	$165,677	$—	$—	$—	$—		$165,677

Gains/(losses) from operations
Loss on digital assets and digital asset ETPs	(982,773)	—	—	—	—		(982,773)
Gain on certificate liabilities	802,747	—	—	—	—		802,747
Other operating gains	211,999	—	—	—	—		211,999
Total gains/(losses) from operations	31,973	—	—	—	—		31,973

Operating expenses
Cost of revenue	20,189	—	—	—	—		20,189
Salaries and employee benefits	19,521	—	—	—	2,340	EE	21,861
Share-based compensation	2,839	—	—	—	5,183	BB	8,022
Professional fees	9,870	—	—	—	640	DD	10,510
Marketing expense	5,291	—	—	—	—		5,291
Technology expense	4,474	—	—	—	—		4,474
Depreciation and amortization	3,143	—	—	—	—		3,143
Allowance for credit losses	(1,142)	—	—	—	—		(1,142)
Other general and administrative expenses	6,474	151	3,896	—	(1,308)	AA	9,213
Total operating expenses	70,659	151	3,896	—	6,855		81,561

Operating income	126,991	(151)	(3,896)	—	(6,855)		116,089

Other income (expenses)
Loss on treasury digital assets	(4,685)	—	—	—	—		(4,685)
Fair value loss on investments	(1,574)	—	—	—	—		(1,574)
Interest expense	(7,804)	—	—	—	—		(7,804)
Interest income	1,793	—	—	—	—		1,793
Interest income on Trust Account	—	—	9,411	—	(9,411)	CC	—
Interest income on operating account	—	—	23	—	—		23
Income (loss) before income taxes	114,721	(151)	5,538	—	(16,266)		103,842
Income tax expense	449	—	—	—	—		449
Net income (loss)	114,272	(151)	5,538	—	(16,266)		103,393

Other comprehensive income
Foreign currency translation adjustment	1,713	—	—	—	—		1,713
Total comprehensive income (loss)	$115,985	$(151)	$5,538	$—	$(16,266)		$105,106

Net profit (loss) per share (Note 4):
Earnings per share - basic	$1.74	$(1,442.00)
Earnings per share - diluted	$1.74	$(1,442.00)
Net income per share, Class A shares subject to possible redemption - basis and diluted			$0.19
Net income per share, Class B non-redeemable ordinary shares - basis and diluted			$0.19
Weighted average shares outstanding - basic							132,257,329
Weighted average shares outstanding - diluted							132,518,251
Net profit per share - basic							$0.78
Net profit per share - diluted							$0.78

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP. Under this method of accounting, Vine Hill will be treated as the “accounting acquiree” and CoinShares as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, followed by a recapitalization. The net assets of CoinShares will be stated at historical cost.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Business Combination and related transactions as if they occurred on December 31, 2025. The unaudited pro forma condensed combined statement of operations and comprehensive income for the year ended December 31, 2025 gives effect to the Business Combination and related transactions as if they occurred on January 1, 2025.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transactions are based on currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. Lastly, due to the nature of the adjusting entries and the fact that CoinShares is domiciled in Jersey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Vine Hill, CoinShares, and CoinShares PLC.

Note 2. Accounting Policies and Reclassifications

Management performed a comprehensive review of the three entities’ accounting policies. As a result of the review, management did not identify any material differences related to the application of the accounting policies applied by Vine Hill, CoinShares, and CoinShares PLC that would require adjustments in the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Vine Hills’s financial statement presentation with that of CoinShares and CoinShares PLC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet resulting from Subsequent Dividend Declaration

A.	Represents CoinShares’ dividend announced in February 2026 in the amount of approximately $21.5 million. The dividend was subsequently paid in March 2026. The entire amount of the dividend paid of $21.5 million is reflected as a reduction of cash and cash equivalents and retained earnings at December 31, 2025.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet resulting from PIPE Financing Transaction

B.	Represents the pro forma adjustment to record gross proceeds of $49.0 million from PIPE Investor in return for the issuance of a total of 6,564,647 CoinShares Shares (consisting of 4,897,980 PIPE Investment Shares and 1,666,667 Commitment Fee Shares). Gross proceeds of $49.0 million, net of $2.8 million in equity issuance costs, were allocated to CoinShares Shares as follows: (1) $4 thousand was allocated to ordinary shares based on the par value of CoinShares Shares of $0.00066825 per share and (2) the remaining $46.2 million of the net proceeds was allocated to additional paid-in capital.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2025 are as follows:

C.	Reflects the reclassification of $13.8 million held in the Trust Account to cash that was available at closing of the Business Combination, which includes additional interest income of $1.9 million earned subsequent to December 31, 2025. This reclassification is net of the redemptions of 20,707,319 Vine Hill Public Shares for aggregate redemption payments of $221.8 million using a redemption price of $10.71 per share in connection with the Extraordinary General Meeting which occurred on March 27, 2026.

D.	Represents the amount of total transaction costs of $38.7 million incurred in relation to the Business Combination related to advisory, legal, accounting, and placement agent fees. As of December 31, 2025, the estimated transaction costs include i) $2.1 million of deferred legal fees that have been incurred and recorded within deferred legal fees within the balance sheet of Vine Hill, ii) $1.0 million of deferred compensation payments to Vine Hill’s Chief Executive Officer, Chief Financial Officer, and Executive Director for their services prior to the consummation of the Business Combination that have been incurred and recorded within deferred compensation - related parties within the balance sheet of Vine Hill, and iii) $3.8 million that has been incurred and recorded within prepaids and other assets within the balance sheet of CoinShares, $3.1 million of which has been paid in cash as of December 31, 2025. The balance of $0.8 million in transaction costs incurred by CoinShares at December 31, 2025 is recorded within trade and other payables on the balance sheet. As of December 31, 2025, Vine Hill had incurred additional transaction costs of $0.2 million which is reported in trade and other payables on the balance sheet. The remaining balance of transaction costs of $31.5 million is not reflected in the historical financial statements of Vine Hill or CoinShares. The transaction costs incurred by CoinShares, amounting to $34.7 million, are recorded as a reduction to additional paid-in capital given the Business Combination is being accounted for as a reverse recapitalization. The transaction costs incurred by Vine Hill, amounting to $4.0 million, are expensed as part of the Business Combination.

E.	Reflects the estimated cash payment of $2.3 million related to transaction bonuses paid to non-US employees of CoinShares at the close of the Business Combination. Of this amount, $2.0 million is related to the transaction bonus itself and $0.3 million is related to the estimated payment of the CoinShares employer payroll taxes for the bonus recipients.

F.	Reflects i) the total estimated cash payment of $15.5 million ($14.4 million paid to the holders of Vested CoinShares Options and $1.1 million related to the estimated payroll taxes) and ii) the derecognition of the share option liability of $10.3 million related to vested CoinShares Options that, immediately prior to the Business Combination, will be cancelled and converted into a right to receive cash. Additionally, CoinShares replaced Unvested CoinShares Options with equivalent Converted Options, which remain outstanding as a liability in the pro forma condensed combined balance sheet. This represents a modification of a share-based award. Under ASC 718, the expense is determined as the excess of the fair value of the award immediately after the modification as compared to immediately before. Since the replacement awards have identical terms to the Unvested CoinShares Options and management does not expect any change in share price at the time of modification, no additional compensation cost has been reflected in the unaudited pro forma condensed combined statement of operations and comprehensive income.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

G.	Reflects the reclassification of $11.9 million of Vine Hill Class A Shares that are subject to possible redemption into Holdco Ordinary Shares, the forfeiture of 2,933,333 Vine Hill Class B Shares by the Sponsor, and the ultimate reclassification of the remaining Vine Hill Class B Shares into Holdco Ordinary Shares in the amount of $1 thousand as a result of a series of transactions as part of the Business Combination.

Additionally, this adjustment reflects the forfeiture of the 5,500,000 Vine Hill Private Warrants by the Sponsor.

H.	Represents the recapitalization of CoinShares outstanding equity (share capital of $48 thousand, $44 thousand of which is reflected in the historical financial statements of CoinShares and $4 thousand of which relates to the issuance of the PIPE Investment Shares and Commitment Fee Shares discussed in adjustment B above) and the issuance of Holdco Ordinary Shares to existing CoinShares Shareholders after giving effect to the Exchange Ratio at the close of the Business Combination.

I.	Reflects the elimination of Vine Hill’s historical accumulated deficit.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

The adjustments included in the unaudited pro forma condensed combined statement of operations and comprehensive income for the year ended December 31, 2025 are as follows:

AA.	Reflects the reversal of the expenses incurred by Vine Hill related to fees incurred under the Vine Hill Administrative Support Agreement as well as compensation to Vine Hill’s Chief Executive Officer and Chief Financial Officer for services prior to the Business Combination, as if the Business Combination occurred on January 1, 2025 for purposes of the unaudited pro forma condensed combined statement of operations and comprehensive income.

BB.	Reflects the recognition of a loss of $5.2 million related to the Vested CoinShares Options that, immediately prior to the Business Combination, will be cancelled and converted into a right to receive cash as described above in adjustment F. The loss is comprised of i) a loss of $6.3 million reflecting the reversal of a gain for the fair value adjustment of the Vested CoinShares Options previously recognized in the historical financial statements for the year ended December 31, 2025; offset by ii) a net gain of $1.1 million reflecting the gain recognized on the derecognition of the share option liability of $16.6 million at January 1, 2025 offset by $15.5 million for the estimated cash payment to the holders of Vested CoinShares Options.

CC.	Reflects elimination of investment income on the Trust Account.

DD.	The transaction adjustment of $0.6 million for the year ended December 31, 2025 reflects Vine Hill’s total estimated transaction costs of $4.0 million related to advisory and legal fees incurred on January 1, 2025, the date the Business Combination occurred for purposes of the pro forma financial information, less $3.4 million of transaction costs that are already recorded in the historical statements of operations and comprehensive income. This is a non-recurring item.

EE.	Reflects the estimated compensation expense for the $2.3 million transaction bonuses paid to non-US employees of CoinShares at the close of the Business Combination. Of this amount, $2.0 million is related to the transaction bonus itself and $0.3 million is related to the estimated payment of the CoinShares employer payroll taxes for the bonus recipients. This is a nonrecurring item.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 4. Net Earnings per Share

Net earnings per share was calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the year, the calculation of weighted average shares outstanding for basic and diluted net earnings per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of the year.

The computation of diluted net earnings per share includes the assumed exercise of options and warrants if the effect is dilutive. The assumed exercise of the options was dilutive for the year ended December 31, 2025 and therefore was included in the diluted earnings per share calculation for that period. The assumed exercise of the Vine Hill Public Warrants is antidilutive for the year ended December 31, 2025 and is therefore excluded from the diluted earnings per share calculation for these periods.

(in thousands except share and per share amounts)	For the Year Ended December 31, 2025
Numerator:
Pro forma earnings after income tax expense(1)	$103,393
Denominator:
Weighted average shares outstanding - basic	131,780,209
Weighted average shares outstanding - diluted	132,041,131
Pro forma net earnings per share:
Basic	$0.78
Diluted	$0.78

Potentially dilutive securities
Vine Hill Public Warrants	10,999,993

(1)	Pro forma net earnings per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”